UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

So-Young International Inc.

(Name of Issuer)

Class A Ordinary Shares $0.0005 par value per share

(Title of Class of Securities)

83356Q108**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 83356Q108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “SY.” Thirteen ADSs represent ten Class A ordinary shares of the issuer. The CUSIP number of Class A Ordinary Shares is G83114 101.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83356Q108	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 10,665,054 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 10,665,054 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,665,054 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 12.6% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Matrix Partners China III Hong Kong Limited (“Matrix HK III”), Matrix Partners China III, L.P. (“Matrix China III”), Matrix Partners China III-A, L.P. (“Matrix China III-A”), Matrix China Management III, L.P. (“Matrix Management III”), Matrix China III GP GP, Ltd. (“Matrix III GP”) and Yibo Shao (“Shao,” collectively, with Matrix HK III, Matrix China III, Matrix China III-A, Matrix Management III and Matrix III GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 1 Class A ordinary share and 13,864,569 ADSs held indirectly by Matrix China III (through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 84,367,036 Class A ordinary shares outstanding as of December 31, 2021, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 83356Q108	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III-A, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 1,185,005 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,185,005 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,185,005 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 1.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 6 Class A ordinary shares and 1,540,499 ADSs held indirectly by Matrix China III-A (through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 84,367,036 Class A ordinary shares outstanding as of December 31, 2021, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 83356Q108	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China Management III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,850,059 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,850,059 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,850,059 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 14.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1 Class A ordinary share and 13,864,569 ADSs held indirectly by Matrix China III and 6 Class A ordinary shares and 1,540,499 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 84,367,036 Class A ordinary shares outstanding as of December 31, 2021, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 83356Q108	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China III GP GP, Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,850,059 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,850,059 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,850,059 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 14.0% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1 Class A ordinary share and 13,864,569 ADSs held indirectly by Matrix China III and 6 Class A ordinary shares and 1,540,499 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 84,367,036 Class A ordinary shares outstanding as of December 31, 2021, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 83356Q108	SCHEDULE 13G

1.	Names of Reporting Persons Yibo Shao
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,850,059 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,850,059 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,850,059 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 14.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1 Class A ordinary share and 13,864,569 ADSs held indirectly by Matrix China III and 6 Class A ordinary shares and 1,540,499 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 84,367,036 Class A ordinary shares outstanding as of December 31, 2021, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 83356Q108	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III Hong Kong Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,850,059 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,850,059 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,850,059 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 14.0% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1 Class A ordinary share and 13,864,569 ADSs held indirectly by Matrix China III and 6 Class A ordinary shares and 1,540,499 ADSs held indirectly by Matrix China III-A (in each case through HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 84,367,036 Class A ordinary shares outstanding as of December 31, 2021, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 83356Q108	SCHEDULE 13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 13, 2020 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4. Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2021:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

CUSIP No. 83356Q108	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

MATRIX PARTNERS CHINA III HONG KONG LIMITED

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III-A, L.P.

By: Matrix China Management III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA III GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao YIBO SHAO